Exhibit 99.5

Aptorum Group Announces Pricing of $10 Million Registered Direct Offering

February 26, 2020 09:15 AM Eastern Standard Time

NEW YORK—(BUSINESS WIRE)—Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, today announced the pricing of a registered direct offering of 1,351,350 Class A ordinary shares and warrants to purchase 1,351,350 of its Class A ordinary shares at an exercise price of $7.40 per share. The combined purchase price for one Class A ordinary share and one warrant will be $7.40. The gross proceeds to Aptorum Group from the registered direct offering are expected to be approximately $10 million, before deducting the placement agents’ fees and other estimated offering expenses. Participation in the offering includes approximately $6 million from unaffiliated institutional investors and $4 million from Jurchen Investment Corporation, the largest shareholder of Aptorum Group, which is wholly owned by Ian Huen, the Chief Executive Officer and Executive Director of Aptorum Group. The offering is expected to close on February 28, 2020, subject to customary closing conditions.

Alliance Global Partners (“AGP”) is acting as lead placement agent and Maxim Group LLC is acting as a co-placement agent in connection with this offering.

Aptorum Group intends to use the net proceeds from the offering primarily to fund the continued research and development of our leading therapeutic candidates (including SACT-1 and ALS-4) into their respective clinical phases and also to expand our discovery and development pipeline of the Smart-ACTTM orphan diseases platform, as well as for working capital, and for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in technologies, products and/or businesses that we believe will enhance the value of our Company, although Aptorum Group has no current plans, commitments or agreements with respect to any such transactions or acquisitions as of the date hereof. Aptorum Group is pleased to have such US based institutional support and as our anchor investors to support our continued growth and expansion of our programs.

The securities described above are being offered by Aptorum Group pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (SEC) dated January 6, 2020 and declared effective on January 15, 2020. A prospectus supplement related to the offering will be, filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplements relating to the offering may be obtained, when available, by contacting: Alliance Global Partners (AGP), Prospectus Department, 590 Madison Avenue, 36th Floor, New York, NY 10022, by telephone: at (212) 624-2060, or by facsimile at 212-624-2060.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in orphan diseases, infectious diseases, metabolic diseases and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contacts

Investors:
Tel: +852 2117 6611
Email: investor.relations@aptorumgroup.com

Media:
Tel: + 852 2117 6611
Email: info@aptorumgroup.com